Brownstein Hyatt Farber Schreck, LLP
Jeffrey M. Knetsch
Attorney at Law
303.223.1160 tel
303.223.0960 fax
jknetsch@bhfs.com

August 11, 2011

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:	Recovery Energy, Inc. (the "Company")
Amendment No. 4 to Registration Statement on Form S-1 (the "Amendment")
Filed July 26, 2011
File No. 333-169070

Dear Mr. Schwall:

In response to your letter to Roger A. Parker dated August 10, 2011 and on behalf of the Company, we provide the following responses to the comments contained in your letter.  We are also filing Amendment No. 4 to the Registration Statement simultaneously herewith.

General

1.	We note your response to comment one from our letter to you dated June 27, 2011. Please promptly file all the required Exchange Act filings.

The Company will file amendments to its 2010 Form 10-K, Forms 10-Q for the periods ended September 30, 2010 and March 31, 2011 and proxy statement no later than Friday, August 19, 2011.

2.
We note your response to comment three from our letter to you dated June 27, 2011, and we reissue the comment in part. Please provide, by geographical area, the number of net productive and dry exploratory wells drilled; and the number of net productive and dry development wells drilled. See Item 1205 of Regulation S-K. Please also provide the information that Item 1203 of Regulation S-K requires with respect to the proved undeveloped reserves that were established in 2010.

This information has been added on page 30 of Amendment No. 4.

Management, page 42

3.
The biographical sketch you added for your new CFO, Mr. Gabbard, does not clearly cover the entire five-year period which Item 401 of Regulation S-K requires you to discuss. As we previously indicated in comment 15 from our letter to you dated September 23, 2010, please specify the start and end dates for the positions listed so that there are no gaps or ambiguities with regard to time.

We have revised Mr. Gabbard's biography on page 43 in response to this comment.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432 Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1100 tel 303.223.1111 fax